Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

Owl Rock Core Income Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$79,059,623	0.00927%	$7,328.83
Fees Previously Paid	$7,328.83		$7,328.83
Total Transaction Valuation	$79,059,623
Total Fees Due for Filing			$7,328.83
Total Fees Previously Paid			$7,328.83
Total Fee Offsets			$0.00
Net Fee Due			$0.00